14046105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VARIABLE INVESTMENT ADVISORS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4305 SOUTH LOUISE AVENUE, SUITE 101A
(No. and Street)

SIOUX FALLS	SOUTH DAKOTA	57016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY WILSON 605-361-8230
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENJES, CONNER & WILLIAMS P.C.
(Name – *if individual, state last, first, middle name*)

P.O. BOX 1528	SIOUX CITY	IOWA	51102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GREGORY S. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VARIABLE INVESTMENT ADVISORS, INC., as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Shannon Baker
Notary Public
State of Florida
MY COMMISSION # FF 14325
Expires: May 5, 2017

Signature

GREGORY S. WILSON, CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VARIABLE INVESTMENT ADVISORS, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2013

CONTENTS

* * * * * * * *

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102
PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

Report on the Financial Statements

We have audited the accompanying financial statements of VARIABLE INVESTMENT ADVISORS, INC. (a South Dakota corporation), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Variable Investment Advisors, Inc., as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I on page 9, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

Sioux City, Iowa
February 14, 2014

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash	$	222,409
Commissions Receivable		49,949
Other Receivables		858
Prepaid Expenses		32,790
Property and Equipment at Cost, Less Accumulated Depreciation and Amortization of $35,853		109,033
Total Assets	$	415,039

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts Payable	$	1,960
Commissions Payable		35,834
Accrued Liabilities		2,095
Deferred Revenue		50,510
Total Liabilities	$	90,399
STOCKHOLDER'S EQUITY		
Common Stock ($.01 Par Value, 400,000 Shares Authorized, 366,700 Shares Issued and Outstanding)	$	3,667
Additional Paid-In Capital		77,127
Retained Earnings		243,846
Total Stockholder's Equity	$	324,640
Total Liabilities and Stockholder's Equity	$	415,039

The Accompanying Notes Are an Integral Part
of This Financial Statement

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

		Amount
REVENUE		
Commissions	$	1,331,542
Other		42,263
Total Revenue	$	1,373,805
EXPENSES		
Advertising	$	2,704
Annual Report		2,315
ATS Expense		15,848
Bank Charge		903
Charitable Contributions		230
Commissions		556,806
Continuing Education		2,120
Depreciation and Amortization		16,108
Dues and Subscriptions		19
General Insurance		6,409
Licenses		40,874
Life Insurance		2,787
Meals and Entertainment		1,717
Meeting and Seminars		20,262
Occupancy		2,559
Office Supplies and Postage		10,716
Payroll Taxes		25,494
Professional Fees		25,262
Rent		15,714
Retirement Expense		10,074
Salaries - Officer		168,903
Salaries		205,527
Telephone		7,217
Total Expenses	$	1,140,568
Net Income	$	233,237

The Accompanying Notes are an Integral Part
of This Financial Statement

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2012	$ 3,667	$ 77,127	$ 80,869	$ 161,663
Net Income for 2013			233,237	233,237
Stockholder Distributions for 2013	____	_____	(70,260)	(70,260)
Balance at December 31, 2013	$ 3,667	$ 77,127	$ 243,846	$ 324,640

The Accompanying Notes are an Integral Part
of This Financial Statement

VARIABLE INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Received for Commissions	$ 1,322,969
Cash Received for Other Income	42,520
Cash (Paid) to Suppliers, Employees and Independent Contractors	(1,177,042)
Net Cash Provided by Operating Activities	$ 188,447
CASH FLOWS FROM INVESTING ACTIVITIES	
Cash Paid for Property and Equipment	$(28,331)
Net Cash (Used) by Investing Activities	$(28,331)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder Distributions	$(70,260)
Net Cash (Used) by Financing Activities	$(70,260)
Net Increase in Cash and Cash Equivalents	$ 89,856
Cash and Cash Equivalents at Beginning of Year	132,553
Cash and Cash Equivalents at End of Year	$ 222,409
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net Income	$ 233,237
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation and Amortization	$ 16,108
(Increase) in Commissions Receivable	(5,788)
Decrease in Other Receivables	257
(Increase) in Prepaid Expenses	(5,826)
(Decrease) in Accounts Payable	(5,183)
(Decrease) in Commissions Payable	(4,079)
(Decrease) in Accrued Liabilities	(37,494)
(Decrease) in Deferred Revenue	(2,785)
Total Adjustments	$(44,790)
Net Cash Provided by Operating Activities	$ 188,447

The Accompanying Notes are an Integral Part
of This Financial Statement

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - The Company, located in Sioux Falls, South Dakota, sells mutual funds and variable and fixed insurance products to customers in the United States. The Company accomplishes this goal through a small group of brokers located throughout the United States. In 2002, the Company developed an alternative trading system. This web-based system offers a matching service to companies and individuals for the purpose of buying and selling capital units.

Basis of Presentation - The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure we consistently report our financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB *Accounting Standards Codification*, sometimes referred to as the Codification or ASC.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable - The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment - Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the individual assets ranging from one to ten years.

Income Taxes - The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholder's personal income tax return and are taxed based on their personal tax strategies.

Management has concluded that uncertain tax positions would be the responsibility of the stockholder. Accordingly the accompanying financial statements do not include any provision for uncertain tax positions, and no related interest or penalties have been recorded in the operating statement or accrued in the balance sheet. Federal and state tax returns of the entity are generally open to examination by the relevant taxing authorities for a period of three years from the date the returns are filed.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - OPERATING LEASE

The Company leases its office space on a month-to-month basis. A total of $15,714 was paid under the terms of two separate verbal leases during the year ended December 31, 2013.

Note 3 - DEFINED CONTRIBUTION PENSION PLAN

On April 1, 2011, the Company established a Simple IRA Plan for all employees. The Plan provides for employer matching contributions. The Company's cost for Plan contributions was $10,074 for the year ended December 31, 2013.

Note 4 - COMMITMENTS AND CONTINGENCIES

There were no outstanding commitments or contingencies as of December 31, 2013.

Note 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000 and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $182,342. The Company's net capital ratio was 0.5 to 1.

Management expects to make capital withdrawals during 2014 to facilitate payment of the shareholder's income tax due to the inclusion of company income on his personal return. At no time will the withdrawals cause the Company to be below statutory net capital requirements.

Note 6 - EXEMPTION

This Company is exempt from filing supporting schedules on the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements. This exemption is claimed under the provisions of SEC Rule 15c-3-3, Section (K)(1) limited business (mutual funds and/or variable annuities only).

Note 7 - SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 14, 2014, the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

VARIABLE INVESTMENT ADVISORS, INC. SCHEDULE I

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2013

NET CAPITAL		
Total Stockholder's Equity		$ 324,640
Deductions:		
Non-Allowable Assets:		
Other Receivables	$ 475	
Prepaid Expenses	32,790	
Office Furniture & Equipment	109,033	142,298
Net Capital		$ 182,342
AGGREGATE INDEBTEDNESS		
Accounts Payable		$ 1,960
Commission Payable		35,834
Accrued Liabilities		2,095
Deferred Revenue		50,510
Total Aggregate Indebtedness		$ 90,399
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required		$ 6,027
Excess Net Capital at 1,500 Percent		$ 176,315
Excess Net Capital at 1,000 Percent		$ 173,302
Ratio: Aggregate Indebtedness to Net Capital		0.5 to 1

The above calculations are based on Rule 15c3-1 of the Securities and Exchange Commission. There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5, as of December 31, 2013.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

800 FRANCES BUILDING
505 FIFTH STREET
P.O. BOX 1528
SIOUX CITY, IOWA 51102
PH. (712) 277-3931
(800) 274-3931
FAX (712) 233-3431

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17a-5(g)(1)

To the Stockholder and Directors
Variable Investment Advisors, Inc.
Sioux Falls, South Dakota

In planning and performing our audit of the financial statements of VARIABLE INVESTMENT ADVISORS, INC. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Variable Investment Advisors, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Variable Investment Advisors, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Variable Investment Advisors, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Variable Investment Advisors, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Variable Investment Advisors, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Variable Investment Advisors, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Henjes, Conner & Williams, PC

Certified Public Accountants

Sioux City, Iowa
February 14, 2014